Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

Versus Systems Announces 1-For-15 Reverse Stock Split To Aid Compliance with Nasdaq
Listing Requirements

LOS ANGELES, November 8, 2022 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that its Board of Directors has approved a 1-for-15 reverse split of its common shares (the “Consolidation”) to comply with Nasdaq’s listing requirements. The Consolidation is effective as of the close of trading on November 8, 2022.

As a result of the Consolidation, every 15 common shares of the Company will be converted into one common share, reducing the number of issued and outstanding common shares from approximately 31.1 million to approximately 2.1 million. No fractional common shares will be issued in connection with the Consolidation, and any fractional shares created as a result of the Consolidation will be rounded up to the nearest whole common share. The number of Versus’ common shares issuable upon vesting or the exercise of equity awards, such as stock options and other derivative securities, along with the corresponding exercise prices thereof, will each be proportionally adjusted.

Versus expects its common shares to commence trading on a split-adjusted basis as of the open of trading on November 9, 2022.

A letter of transmittal will be sent by mail to shareholders advising them that the Consolidation has taken effect and instructing them to surrender the certificates evidencing their common shares for replacement certificates representing the number of common shares to which they are entitled as a result of the Consolidation. Until surrendered, each certificate formerly representing common shares will be deemed for all purposes to represent the number of common shares to which the holder thereof is entitled as a result of the Consolidation.

The Company’s common shares will trade under a new CUSIP number 92535P881 following the effectiveness of the Consolidation.

About Versus Systems

Versus Systems Inc. is an engagement and rewards company that makes live events, games, shows, and apps more fun to watch and play. Versus adds interactive games, polling, trivia, predictive elements, and other win conditions to existing entertainment - whether in-venue or online - making the content more contextual, personal, and rewarding. Versus works with world class sports teams, leagues, venues, entertainment companies, and other content creators to make engaging, rewarding experiences for fans all over the world. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.